S 19007641 N

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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| SEC FILE NUMBER |
|---|
| 8-69763 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 11/30/17 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cadia Capital Advisors, LLC dba Rubicon Capital Advisors

| OFFICIAL USE ONLY |
|---|
| 283566 |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2nd Floor, Embassy House, Ballsbridge
(No. and Street)

Dublin 4
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deirdre Patten 281-419-6030
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name – *if individual, state last, first, middle name*)

100 Eagle Rock Ave, Ste 200 East Hanover NJ 07936
(Address) (City) (State) (Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, Deirdre Patten, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cadia Capital Advisors, LLC dba Rubicon Capital Advisors, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

BENTON JEPTHA ADAMS
Commission # 126348781
My Commission Expires
December 10, 2019

NOTARY PUBLIC
STATE OF TEXAS

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Cadia Capital Advisors, LLC**
**(DBA Rubicon Capital Advisors)**

## Table of Contents

# FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Cadia Capital Advisors, LLC
(dba Rubicon Capital Advisors)

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Cadia Capital Advisors, LLC (dba Rubicon Capital Advisors) as of December 31, 2018, the related statements of operation, changes in member's equity, and cash flows for the period November 30, 2017 through December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cadia Capital Advisors, LLC (dba Rubicon Capital Advisors) as of December 31, 2018, and the results of its operations and its cash flows for the period November 30, 2017 (commencement of operations) through December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Cadia Capital Advisors, LLC's (dba Rubicon Capital Advisors) management. Our responsibility is to express an opinion on Cadia Capital Advisors, LLC's (dba Rubicon Capital Advisors) financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cadia Capital Advisors, LLC (dba Rubicon Capital Advisors) in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501 friedmanllp.com

**Auditor's Report on Supplemental Information**

The supplemental information contained in Schedule I ("Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission") has been subjected to audit procedures performed in conjunction with the audit of Cadia Capital Advisors, LLC's (dba Rubicon Capital Advisors) financial statements. The supplemental information is the responsibility of Cadia Capital Advisors, LLC's (dba Rubicon Capital Advisors) management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Cadia Capital Advisors, LLC's auditor since 2017.

Friedman LLP

East Hanover, New Jersey
February 27, 2019

**Cadia Capital Advisors, LLC (DBA Rubicon Capital Advisors)**
**Statement of Financial Condition**
**December 31, 2018**

| | |
|---|---|
| **Assets** | |
| Cash and Cash Equivalents | $ 495,215 |
| Prepaid Expenses | 10,977 |
| **Total Assets** | $ 506,192 |
| | |
| **Liabilities and Member's Equity** | |
| **Liabilities** | |
| Accounts Payable | $ 11,371 |
| Payable to Affiliates | 339,828 |
| **Total Liabilities** | 351,199 |
| **Member's Equity** | |
| Member's Equity | 154,993 |
| **Total Member's Equity** | 154,993 |
| **Total Liabilities and Member's Equity** | $ 506,192 |

The accompanying notes are an integral part of these financial statements.

**Cadia Capital Advisors, LLC (DBA Rubicon Capital Advisors)**
**Statement of Operations**
**For the Period November 30, 2017 through December 31, 2018**

| | |
|---|---|
| **Revenues** | |
| Investment Banking | $ - |
| Consulting | - |
| **Total Revenues** | - |
| **Expenses** | |
| Wage Expenses | 250,523 |
| Occupancy | 51,272 |
| Regulatory Fees | 13,364 |
| Professional Fees | 106,450 |
| Other Operating Expenses | 19,929 |
| **Total Expenses** | 441,538 |
| **Net Loss** | $ (441,538) |

The accompanying notes are an integral part of these financial statements.

**Cadia Capital Advisors, LLC (DBA Rubicon Capital Advisors)**
**Statement of Changes in Member's Equity**
**For the Period November 30, 2017 through December 31, 2018**

| | |
|---|---|
| Balance at November 30, 2017 | $ 596,431 |
| Capital Contributions | 100 |
| Net loss | (441,538) |
| Balance at December 31, 2018 | $ 154,993 |

The accompanying notes are an integral part of these financial statements.

**Cadia Capital Advisors, LLC**
**Statement of Cash Flows**
**For the Period November 30, 2017 through December 31, 2018**

| | |
|---|---|
| Cash flows from operating activities: | |
| Net loss | $ (441,538) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Changes in assets and liabilities: | |
| Prepaid expenses | (10,121) |
| Accounts payable | 11,371 |
| Payables to affiliates | 334,853 |
| Net cash used in operating activities | (105,435) |
| Cash flows from financing activities: | |
| Capital contributions | 100 |
| Net decrease in cash and cash equivalents | (105,335) |
| Cash and cash equivalents, beginning of period | 600,550 |
| Cash and cash equivalents, end of period | $ 495,215 |

The accompanying notes are an integral part of these financial statements.

## Note 1. Summary of Significant Accounting Policies

### Business of the Company

Cadia Capital Advisors, LLC (the "Company") became registered as a broker/dealer with the Securities and Exchange Commission on November 30, 2017 (commencement of operations) and is a member of the Financial Industry Regulatory Authority Inc., specializing in private placements, merger and acquisition transactions and advisory services. Although the firm may service other sectors, their primary focus is in infrastructure as well as in renewable energy.

The Company is doing business as Rubicon Capital Advisors. The Company is a wholly owned subsidiary of Cadia Capital Ireland Limited (the Parent). The Company was formed on December 21, 2015, pursuant to the general corporation laws of the state of Delaware.

### Revenue Recognition

Investment banking fees are recorded on a settlement date basis. Advisory fees are recognized at the time services are earned.

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (1) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. As of December 31, 2018, the Company has no revenues.

### Receivables from Customers

Receivables are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2018, there was no allowance for doubtful accounts.

### Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

### Concentrations of Credit Risk for Cash

The Company's cash balances in banks are insured by the Central Bank of Ireland subject to certain limitations

## Note 1. Summary of Significant Accounting Policies (Continued)

### Income Taxes

The Company is a single member limited liability company, which is generally disregarded for Federal, New York State and New York City income tax purposes. However, the Company elected to be treated as a domestic corporation for income tax purposes.

The Company accounts for income under the liability method, which requires an asset and liability approach that recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's Statement of Financial Condition or tax returns.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Note 2. Related Party Transactions

The Company has entered into a service agreement with the Parent whereby the Parent charges the company for occupancy charges and employee compensation charges. Expenses allocated by the Parent are included in the Statement of Operations and totaled $301,795 for the period November 30, 2017 through December 31, 2018.

The Company owes the Parent and affiliates $339,828 for allocation of expenses and other cash advances.

## Note 3. Income Taxes

The Company has Federal, New York City, and New York State net operating loss carryforwards of approximately $445,000 as of December 31, 2018, that may be applied against future taxable income which expires in various years through 2038. A valuation allowance has been established equal to 100% of the deferred tax assets for federal of $93,000, New York City of $29,000, and New York State of $29,000.

As of December 31, 2018, the Company had no uncertain tax positions.

## Note 4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Please note that the Company was in its first year of operation through November 30, 2018 and the Aggregate Indebtedness to Net Capital ratio requirement under Rule 15c3-1 for first year broker dealers is 8 to 1. At December 31, 2018, the Company had net capital of $143,916, which exceeded requirements by $120,503. The Company's ratio of aggregate indebtedness to net capital was 2.44 to 1 at December 31, 2018.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

**SUPPLEMENTAL INFORMATION**

**PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934**

**AS OF DECEMBER 31, 2018**

**Cadia Capital Advisors, LLC**
**DBA Rubicon Capital Advisors**
**Supplementary Information**
**December 31, 2018**

**Schedule I**
**Computation of Net Capital Under Rule 15c3-1of**
**the Securities and Exchange Commission**

| | |
|---|---|
| **Net Capital** | |
| Total Member Equity | $ 154,993 |
| Deductions and/or Charges | |
| Petty Cash | (100) |
| Prepaid Expenses | (10,977) |
| Net Capital | $ 143,916 |
| **Aggregate Indebtedness** | $ 351,199 |
| **Computation of Basic Net Capital Requirement** | |
| Minimum Net Capital Required | $ 23,413 |
| Excess of Net Capital | $ 120,503 |
| Excess Net Capital at 1,000 percent | $ 108,796 |
| Ratio: Aggregate Indebtedness to Net Capital | 2.44 |

**Statement Pursuant to Rule 17a-5(d)(4)**
There were no material differences between the net capital reported in the Company's unaudited Form X-17a-5 as of December 31, 2018 and the Company's audited financial statements as of December 31, 2018.

FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Cadia Capital Advisors, LLC
(dba Rubicon Capital Advisors)

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cadia Capital Advisors, LLC (dba Rubicon Capital Advisors) identified their exemption from the provisions of 17 C.F.R. §15c3-3 and (2) Cadia Capital Advisors, LLC (dba Rubicon Capital Advisors) stated that Cadia Capital Advisors, LLC (dba Rubicon Capital Advisors) met the identified exemption provisions from November 30, 2017 through December 31, 2018 without exception. Cadia Capital Advisors, LLC's (dba Rubicon Capital Advisors) management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cadia Capital Advisors, LLC's (dba Rubicon Capital Advisors) compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Friedman LLP

East Hanover, New Jersey
February 27, 2019



100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501 friedmanllp.com

**EXEMPTION REPORT**

**Cadia Capital Advisors, LLC**

We confirm, to the best of our knowledge and belief, that:

1. **Cadia Capital Advisors, LLC** doing business as **Rubicon Capital Advisors** claimed an exemption from SEC Rule15c3-3 throughout the fiscal year November 30, 2017 to December 31, 2018.

2. **Cadia Capital Advisors, LLC** doing business as **Rubicon Capital Advisors** met the identified exemption provisions in SEC Rule 15c3-3 throughout the fiscal year November 30, 2017 to December 31, 2018 without exception.

Sign: ______________________ Date: 2-26-19

**Deirdre Patten**
**CCO**
**Cadia Capital Advisors, LLC**
**2ND FLOOR, EMBASSY HOUSE, BALLSBRIDGE**
**DUBLIN 4, Ireland**
**SEC filing # 8-69763**
**Firm ID # 283566**